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                                    FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               dated July 9, 2004

                        Commission File Number 001-11005

                              ARACRUZ CELULOSE S.A.
                    (Exact Name as Specified in its Charter)

                             ARACRUZ CELLULOSE S.A.
                       -----------------------------------
                       (Translation of Registrant's Name)

                   Rua Lauro Muller, 116--40th floor, Botafogo
                     Rio de Janeiro, RJ, 22299-900, Brazil
                       -----------------------------------
               (Address of principal executive offices) (Zip code)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  [X]    Form 40-F [  ]


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________


     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [  ]                       No [X]

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):   Not applicable.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July 9, 2004

                            ARACRUZ CELULOSE S.A.



                            By: /s/ Carlos Augusto Lira Aguiar
                                -------------------------------------------
                                Name: Carlos Augusto Lira Aguiar
                                Title: Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit                  Description of Exhibit
-------                  ------------------------

99.1.                    Annual Information Bulletin--IAN for year ended
                         December 31, 2003